Exhibit 99.1

China Index Holdings Receives Notification from Nasdaq for Failure to Timely File Form 20-F

BEIJING, May 24, 2021 /GlobeNewswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today reports that as of May 18, 2021, it is delinquent in filing its annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”). The Company previously filed a Form 12b-25 with the SEC on May 3, 2021 for late filing of the 2020 Form 20-F, pursuant to which the 2020 Form 20-F was due to be filed by May 17, 2021. The Company expects to file the 2020 Form 20-F (i) upon the outcome of the negotiation between Fang Holdings Limited (“Fang”) and its convertible note holders for the repayment schedule of the outstanding amount under the convertible notes, which were originally due in 2022 and have become due on demand as a result of the winding-up petition against Fang, (ii) once the Company’s financial statements for the fiscal year ended December 31, 2020 are finalized, and (iii) the Company has completed its assessment of the Company’s internal control over financial reporting as of December 31, 2020.

The Company also reports that on May 19, 2021, it received a notification letter from Nasdaq Listing Qualifications (“Nasdaq”) stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to timely file the 2020 Form 20-F with the SEC.

The Nasdaq notification letter provides the Company 60 calendar days from the date of the notification, or until July 19, 2021, to submit a plan to Nasdaq to regain compliance with the Nasdaq’s continued listing requirements. If the plan is accepted, Nasdaq can grant an exception of up to 180 calendar days, or until November 15, 2021, for the Company to regain compliance. The Company may regain compliance at any time during this 180-day period by filing its 2020 Form 20-F. If Nasdaq does not accept the Company’s compliance plan, the Company will have the opportunity to appeal that decision to a Hearings Panel under Nasdaq Listing Rule 5815(a). The Company intends to provide a plan of compliance to Nasdaq on or before July 19, 2021.

The Nasdaq notification letter has no immediate effect on the listing of the Company’s American depositary shares on the Nasdaq Stock Market. This announcement is made in compliance with Nasdaq Listing Rule 5810(b) which requires prompt disclosure of receipt of a deficiency notification.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics and promotions services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with an authoritative, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the pending winding-up petition against Fang and any related matters, and the Company’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of the Company’s business development strategies, the Company’s ability to continue as a going concern in the future, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com